                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
                                       (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                                (Amendment No.1)*


                             EXE Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    301504106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON      TCV III, L.P.
           See Item 2 for identification of General Partner

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     20,192 Shares of Common Stock (A)
        BENEFICIALLY           -------------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              -------------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      20,192 Shares of Common Stock (A)
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                    20,192 Shares of Common Stock (A)

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [X]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                   Less than 1 %

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           PN

--------------------------------------------------------------------------------

(A) Please see Item 4.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON      TCV III (Q), L.P.
           See Item 2 for identification of General Partner

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     536,681 Shares of Common Stock (A)
        BENEFICIALLY           -------------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              -------------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      536,681 Shares of Common Stock(A)
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                   536,681 Shares of Common Stock (A)

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [X]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           8.07%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           PN

--------------------------------------------------------------------------------

(A) Please see Item 4.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON      TCV III STRATEGIC PARTNERS, L.P.
           See Item 2 for identification of General Partner

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     24,303 Shares of Common Stock (A)
        BENEFICIALLY           -------------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              -------------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      24,303 Shares of Common Stock (A)
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                    24,303 Shares of Common Stock (A)

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [X]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                   Less than 1 %

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           PN

--------------------------------------------------------------------------------

(A) Please see Item 4.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON      TCV III (GP)
           See Item 2 for a list of Managing General Members

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     4,251 Shares of Common Stock (A)
        BENEFICIALLY           -------------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              -------------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      4,251 Shares of Common Stock (A)
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                     4,251 Shares of Common Stock (A)

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [X]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                   Less than 1 %

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           PN

--------------------------------------------------------------------------------

(A) Please see Item 4.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON  TECHNOLOGY CROSSOVER MANAGEMENT
            III, L.L.C.
           See Item 2 for a list of Managing Members

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     585,427 Shares of Common Stock (A)
        BENEFICIALLY           -------------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   - 0 - Shares of Common Stock
           PERSON              -------------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      585,427 Shares of Common Stock (A)
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                   585,427 Shares of Common Stock (A)

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           8.80%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------

(A) Please see Item 4.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON  JAY C. HOAG

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S. Citizen

--------------------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                          - 0 - Shares of Common Stock
        BENEFICIALLY           -------------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   585,427 Shares of Common Stock (A)
           PERSON              -------------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      585,427 Shares of Common Stock (A)
                               ------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                  585,427 Shares of Common Stock (A)

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           8.80%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------

(A) Please see Item 4.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON  RICHARD H. KIMBALL

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S. Citizen

--------------------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                          - 0 - Shares of Common Stock
        BENEFICIALLY           -------------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   585,427 Shares of Common Stock (A)
           PERSON              -------------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      585,427  Shares of Common Stock  (A)
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                   585,427 Shares of Common Stock (A)

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           8.80%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

(A) Please see Item 4.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON  HENRY FEINBERG

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]   (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S. Citizen

--------------------------------------------------------------------------------
          NUMBER OF            5      SOLE VOTING POWER
           SHARES                          - 0 - Shares of Common Stock
        BENEFICIALLY           -------------------------------------------------
        OWNED BY EACH          6      SHARED VOTING POWER
          REPORTING                   585,427 Shares of Common Stock (A)
           PERSON              -------------------------------------------------
            WITH               7      SOLE DISPOSITIVE POWER
                                      - 0 - Shares of Common Stock
                               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      585,427 Shares of Common Stock (A)
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                   585,427 Shares of Common Stock (A)

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           8.80%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------

(A) Please see Item 4.

ITEM 1.

         (a)      NAME OF ISSUER: EXE Technologies, Inc. (the "Company")
         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 8787 Stemmons Freeway, Dallas, TX 75247.

ITEM 2.

       Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

I.
       (a) TCV III, L.P., a Delaware limited partnership ("TCV III, L.P."). The General Partner of TCV III, L.P. is Technology Crossover Management III, L.L.C., a Delaware limited liability company ("TCM III"). The sole Managing Members of TCM III are Jay C. Hoag ("Hoag") and Richard H. Kimball ("Kimball").
       (b)    528 Ramona Street, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

II.
       (a) TCV III (Q), L.P., a Delaware limited partnership ("TCV III (Q)"). The General Partner of TCV III (Q) is TCM III. The sole Managing Members of TCM III are Hoag and Kimball.
       (b)    528 Ramona Street, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

III.
       (a) TCV III Strategic Partners, L.P., a Delaware limited partnership ("TCV III Strategic Partners"). The General Partner of TCV III Strategic Partners is TCM III. The sole Managing Members of TCM III are Hoag and Kimball.
       (b)    528 Ramona Street, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

IV.
       (a) TCV III (GP), a Delaware general partnership ("TCV III (GP)"). The Managing General Partner of TCV III (GP) is TCM III. The sole Managing Members of TCM III are Hoag and Kimball.
       (b)    528 Ramona Street, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

V.
       (a) Technology Crossover Management III, L.L.C., a Delaware limited liability company. The sole Managing Members of TCM III are Hoag and Kimball.
       (b)    528 Ramona Street, Palo Alto, CA 94301
       (c)    Delaware
       (d)    Common Stock
       (e)    301504106

VI.
       (a)    Jay C. Hoag
       (b)    528 Ramona Street, Palo Alto, CA 94301
       (c)    U.S. Citizen
       (d)    Common Stock
       (e)    301504106

VII.
       (a)    Richard H. Kimball
       (b)    528 Ramona Street, Palo Alto, CA 94301
       (c)    U.S. Citizen
       (d)    Common Stock
       (e)    301504106

VIII.
       (a)    Henry J. Feinberg ("Feinberg")
       (b)    528 Ramona Street, Palo Alto, CA 94301
       (c)    U.S. Citizen
       (d)    Common Stock
       (e)    301504106


ITEM 3.

       Not Applicable

ITEM 4.

       (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

                                              Common  Stock                                           Dispositive
Filing Person                              Beneficially Owned      % of Class (1)    Voting Power        Power
-----------------------------------------------------------------------------------------------------------------

    TCV III, L.P. (2)                          20,192              Less than 1%         sole              sole
    TCV III (Q) (2)                           536,681              8.07%                sole              sole
    TCV III Strategic Partners (2)             24,303              Less than 1%         sole              sole
    TCV III (GP) (2)                            4,251              Less than 1%         sole              sole
    TCM III                                   585,427              8.80%                sole              sole
    Hoag (3)                                  585,427              8.80%                shared            sole
    Kimball (3)                               585,427              8.80%                shared            sole
    Feinberg (4)                              585,427              8.80%                shared            shared

(1) All percentages in this table are based on the 6,651,395 shares of Common Stock of the Company outstanding on February 3, 2003.

(2) Each noted entity (together, the "TCV III Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM III, as sole General Partner of TCV III, L.P., TCV III (Q), TCV III (GP) and TCV III Strategic Partners, may also be deemed to have sole voting and investment power with respect to such securities. TCM III disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(3) Under the operating agreement of TCM III, Hoag and Kimball have the independent power to cause the funds managed by such entity to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV III Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(4) Feinberg may be deemed to share power with Hoag and Kimball to cause the funds managed by such entity to buy and sell the securities of the Company and to direct the voting of the securities of the Company. Accordingly, Feinberg may also be deemed to have shared dispositive power and shared voting power with respect to the securities of the Company held by the TCV III Funds. Feinberg disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

     Except as set forth in this Item 4(a) - (c), each of the Filing Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Filing Person.



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a "group" within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

       Not Applicable.

ITEM 10.  CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        MATERIAL TO BE FILED AS EXHIBITS



Exhibit A- Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D relating to the Common Stock of Digital Generation Systems, Inc. filed by the undersigned with the Securities and Exchange Commission ("SEC") on March 21,
2002).

Exhibit B-Joint Filing Agreement dated August 18, 2000 (incorporated by reference from Exhibit D to the Schedule 13G relating to the Common Stock of EXE Technologies, Inc. filed by the undersigned with the SEC on August 18, 2000).

                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2003



TCV III, L.P.
a Delaware Limited Partnership

By: /s/ Carla S. Newell
    ----------------------------------------------
    Carla S. Newell, Authorized Signatory


TCV III (Q), L.P.
a Delaware Limited Partnership

By: /s/ Carla S. Newell
    ----------------------------------------------
    Carla S. Newell, Authorized Signatory


TCV III STRATEGIC PARTNERS, L.P.
a Delaware Limited Partnership

By: /s/ Carla S. Newell
    ----------------------------------------------
    Carla S. Newell, Authorized Signatory


TCV III (GP)
a Delaware General Partnership

By: /s/ Carla S. Newell
    ----------------------------------------------
    Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
a Delaware Limited Liability Company

By: /s/ Carla S. Newell
    ----------------------------------------------
    Carla S. Newell, Authorized Signatory


Jay C. Hoag

By: /s/ Carla S. Newell
    ----------------------------------------------
    Carla S. Newell, Authorized Signatory


Richard H. Kimball

By: /s/ Carla S. Newell
    ----------------------------------------------
    Carla S. Newell, Authorized Signatory



Henry J. Feinberg

By: /s/ Carla S. Newell
    ----------------------------------------------
    Carla S. Newell, Authorized Signatory